Prospectus Supplement dated July 8, 2016 to

Preliminary Prospectus dated June 15, 2016

$500,000,000 Class A(2016-3) Card series Notes

Capital One Bank (USA), National Association

Sponsor, Servicer and Originator of Assets (CIK: 000103952)

Capital One Funding, LLC

Depositor and Transferor (CIK: 0001162387)

Capital One Multi-asset Execution Trust

Issuing Entity (CIK: 0001163321)

This Prospectus Supplement contains updated information regarding the proposed class settlement of certain interchange litigation, as described under the subcaption “The Bank—Industry Litigation” in the Preliminary Prospectus dated June 15, 2016, relating to the offer and sale of the issuing entity’s Class A(2016-3) notes. For ease of reference, we have reproduced the discussions under that subcaption in their entirety in this Prospectus Supplement, revised to include this updated information as set forth below.

You should carefully consider all of the information contained in this Prospectus Supplement and the Preliminary Prospectus before you purchase any Class A(2016-3) notes.

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Industry Litigation

Interchange Litigation

In 2005, a number of entities, each purporting to represent a class of retail merchants, filed antitrust lawsuits (the “Interchange Lawsuits”) against MasterCard and Visa and several member banks, including the Corporation and its subsidiaries, including the bank, alleging among other things, that the defendants conspired to fix the level of interchange fees. The complaints seek injunctive relief and civil monetary damages, which could be trebled. Separately, a number of large merchants have asserted similar claims against Visa and MasterCard only. In October 2005, the class and merchant Interchange Lawsuits were consolidated before the U.S. District Court for the Eastern District of New York for certain purposes, including discovery. In July 2012, the parties executed and filed with the court a Memorandum of Understanding agreeing to resolve the litigation on certain terms set forth in a settlement agreement attached to the Memorandum. The class settlement provides for, among other things, (i) payments by defendants to the class and individual plaintiffs totaling approximately $6.6 billion; (ii) a distribution to the class merchants of an amount equal to 10 basis points of certain interchange transactions for a period of eight months; and (iii) modifications to certain Visa and MasterCard rules regarding point of sale practices. In December 2013, the district court granted final approval of the proposed class settlement, which was appealed to the Second Circuit Court of Appeals in January 2014 and argued before the court on September 28, 2015. On June 30, 2016, the Second Circuit Court of Appeals vacated the district court’s certification of the class, reversed approval of the proposed class settlement, and remanded the litigation to the district court for further proceedings, ruling that some of the merchants that were part of the proposed class settlement were not adequately represented. Because the Second Circuit ruling remands the litigation to the district court for further proceedings, the ultimate outcome in this matter is uncertain.

Several merchant plaintiffs also opted out of the class settlement before it was overturned, some of which have sued MasterCard, Visa and various member banks, including the bank. The opt-out cases are consolidated before the U.S. District Court for the Eastern District of New York for certain purposes, including discovery. Visa and MasterCard have settled a number of individual opt-out cases, requiring non-material payments from all banks, including the bank.

Separate settlement and judgment sharing agreements between the bank and MasterCard and Visa allocate the liabilities of any judgment or settlement arising from the Interchange Lawsuits and associated opt-out cases. Visa created a litigation escrow account following its IPO of stock in 2008, which funds any settlements for its member banks, and any settlements related to MasterCard allocated losses are reflected in the Corporation’s reserves.

General

Given the inherent uncertainties involved in these matters and the very large or indeterminate damages sought in some of these matters, there is significant uncertainty as to the ultimate liability we may incur from these matters. An adverse outcome in one or more of these matters could be material to the results of operations or cash flows for any particular reporting period.

Other Pending and Threatened Litigation

In addition, the Corporation and its subsidiary banks (including the bank) are commonly subject to various pending and threatened legal actions relating to the conduct of their normal business activities. In the opinion of management, the ultimate aggregate liability, if any, arising out of all such other pending or threatened legal actions will not be material to noteholders.